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                                                                    EXHIBIT 99.1

INTERNATIONAL URANIUM CORPORATION ANNOUNCES FISCAL YEAR 1998 RESULTS

FEBRUARY 23, 1999 (IUC - T.S.E.) ... INTERNATIONAL URANIUM CORPORATION ("IUC") is pleased to announce net after-tax earnings of U.S. $1,617,331 for the fiscal year ending September 30, 1998. This equates to approximately US. $0.02 per share, or Cdn $0.04 per share. This was IUC's first full year results.

Total revenue for fiscal 1998 was U.S. $32,940,876, while the total cost of revenues was U.S. $32,210,546, resulting in a gross profit of U.S. $730,330. Net interest income was U.S. $1,128,562. Uranium sales made up U.S. $19,890,300 of total sales while recycling fees from alternate feed activities made up the remaining U.S. $13,050,576 of revenues. Cost of uranium sales was U.S. $17,829,592, resulting in gross profits of U.S. $2,060,708, while cost of processing alternate feeds was U.S.$10,066,538, resulting in gross profits of U.S.$2,984,038. Working capital at year-end was U.S. $20,298,166.

For fiscal year 1998, IUC made progress in the three main areas of its business plan: mining operations, alternate feed processing and mineral exploration. During the first fiscal quarter, IUC commenced mining operations at its Sunday Mine Complex, in western Colorado and its Rim Mine in eastern Utah. Over the course of the year, IUC mined uranium/vanadium ores from these mines and stockpiled the ore at the White Mesa Mill ("Mill") in anticipation of processing during 1999. The Company also initiated an ore purchase program to supplement its own production. Originally, the Company anticipated several independent mining operations to re-open their mines and sell their uranium/vanadium ore to the Company. However, this supply did not materialize in any significant amount. Several of the independent miners who had contemplated opening their mines decided not to do so because of the burden of new regulatory requirements since they last operated and low commodity prices. Nevertheless, the Company's own mines operated within budget although production was down slightly from projected levels. IUC expects to produce approximately 300,000 pounds U3O8 and 2,000,000 pounds V2O5 during 1999 from its own mined ores.

IUC made great progress in developing the business of processing "alternate feeds" through the Mill for uranium recovery. Alternate feeds are uranium-bearing byproducts from other processing facilities which are usually classified as waste products to the generators of the materials. During the year, IUC completed the processing of uranium-tantalum residues for a major tantalum producer. Although costs were somewhat higher than originally projected and tantalum recoveries less, the project nevertheless demonstrated the ability of the Mill to process uranium-bearing materials and recover co-products other than vanadium. The Company also secured several other contracts to process alternate feeds from other nuclear fuel cycle processing companies and is developing a backlog of business in this area.

The most exciting event in the alternate feed area was the award of a contract to process 45,000 tons of uranium-bearing soils from a former defense, or Formerly Utilized Sites



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Remedial Action Program ("FUSRAP") site, by the U.S. Army Corps of Engineers
("Corps"). The Corps is cleaning up these former defense sites and the expectation is that several million tons of uranium-bearing soil-like materials will need to be either disposed of or recycled. Previously, these materials could only be directly disposed of in a limited number of disposal sites in the U.S. By recycling these soils through IUC's Mill, the Corps was able to remediate this site at a fraction of the cost that would have been incurred had they disposed of the soils at a disposal-only facility. IUC, which receives a recycling fee for processing these materials, expects this business to be a significant contributor to its earnings in the future.

The Company continued with its exploration program in Mongolia during 1998 through its 75% interest in the Gurvan Saihan Joint Venture. Based on the success of its 55,000 meter drilling program in 1997, IUC completed another 53,000 meters of drilling during the 1998 field season. This drilling resulted in the addition of another 5.5 million pounds to the uranium deposit delineated in the Hairhan region last year. Total resources on Joint Venture lands in Mongolia are now over 23 million pounds. The Company also completed an in-situ leach amenability test, which demonstrated that the Hairhan deposit is amenable to in-situ leach methods with favorable recovery and reagent usage rates.

Headquartered in Denver, Colorado, IUC is engaged in the business of producing uranium concentrates from mined ores and waste byproducts, and the selling and trading of these concentrates in the international nuclear fuel market. In addition, IUC also produces and sells vanadium as well as other metals that can be produced as a co-product with uranium.

                             ON BEHALF OF THE BOARD

                                "Earl E. Hoellen"
                                    President